Exhibit 23.1(b)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Platinum Energy Solutions, Inc.:

We consent to the use of our report dated August 26, 2011, with respect to the combined balance sheets of Moncla Coil Tubing Well Services, LLC, Moncla Pressure Pumping Well Services, LLC, and MW Services Transportation, LLC as of December 31, 2010 and 2009, and the related combined statements of operations, member’s equity, and cash flows for the year ended December 31, 2010 and for the period from August 20, 2009 (inception) to December 31, 2009, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

December 12, 2011